UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

 980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc

Result of Annual General Meeting and General Meeting

GlaxoSmithKline plc ('GSK') announces that at its Annual General Meeting ('AGM') and General Meeting today, all resolutions were passed by shareholders. The full text of the resolutions considered are contained in the 2019 Notice of AGM and the sole resolution of the General Meeting is contained in the Circular to Shareholders and Notice of General Meeting.  These documents are available on the GSK website at www.gsk.com.

GSK AGM Poll Results

The following table shows the total number of votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	Receive and adopt the 2018 Annual Report	3,556,826,649	99.95	1,863,433	0.05	3,558,690,082	7,283,024
2	Approve the Annual report on remuneration	3,157,857,593	88.77	399,443,579	11.23	3,557,301,172	8,672,905
3	Election of Iain Mackay	3,509,580,387	98.56	51,394,236	1.44	3,560,974,623	4,999,291
4	Re-election of Philip Hampton	3,523,220,874	98.94	37,814,132	1.06	3,561,035,006	4,939,054
5	Re-election of Emma Walmsley	3,543,610,930	99.50	17,645,007	0.50	3,561,255,937	4,724,016
6	Re-election of Vindi Banga	3,520,241,639	98.87	40,257,748	1.13	3,560,499,387	5,474,256
7	Re-election of Dr Hal Barron	3,542,101,484	99.46	19,107,976	0.54	3,561,209,460	4,763,464
8	Re-election of Dr Vivienne Cox	3,494,225,537	98.85	40,751,267	1.15	3,534,976,804	30,997,813
9	Re-election of Lynn Elsenhans	3,543,230,972	99.50	17,848,986	0.50	3,561,079,958	4,893,685
10	Election of Dr Laurie Glimcher	3,543,924,853	99.52	17,255,115	0.48	3,561,179,968	4,793,241
11	Re-election of Dr Jesse Goodman	3,543,465,739	99.50	17,643,172	0.50	3,561,108,911	4,864,732
12	Re-election of Judy Lewent	3,513,131,684	98.66	47,693,254	1.34	3,560,824,938	5,154,954
13	Re-election of Urs Rohner	3,434,585,693	96.46	126,031,133	3.54	3,560,616,826	5,356,667
14	Re-appointment the auditor	3,557,236,743	99.88	4,327,420	0.12	3,561,564,163	4,412,192
15	Remuneration of auditor	3,554,992,184	99.83	6,020,952	0.17	3,561,013,136	4,948,179
16	Authority for the company to make donations to political organisations and incur political expenditure	3,471,514,277	98.00	70,681,915	2.00	3,542,196,192	23,791,786
17	Authority to allot shares	3,444,525,603	96.77	114,953,481	3.23	3,559,479,084	6,482,169
18	Disapplication of pre-emption rights - general power***	3,480,629,187	97.84	76,741,126	2.16	3,557,370,313	8,607,071
19	Disapplication of pre-emption rights - in connection with an acquisition or specified capital investment***	3,390,801,857	95.31	166,798,143	4.69	3,557,600,000	8,370,163
20	Authority for the company to purchase its own shares***	3,509,141,893	98.57	50,794,321	1.43	3,559,936,214	6,028,543
21	Exemption from statement of senior statutory auditor's name	3,524,087,916	99.51	17,395,554	0.49	3,541,483,470	24,488,266
22	Authority for reduced notice of a general meeting other than an AGM***	3,271,677,728	92.38	269,908,346	7.62	3,541,586,074	24,387,840

GSK General Meeting Poll Results

The following table shows the total number of votes cast for the resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	To approve the transaction between GlaxoSmithKline plc, GlaxoSmithKline Consumer Healthcare Holdings Limited and Pfizer, Inc for the purposes of Chapter 11 of the Listing Rules of the Financial Conduct Authority	3,496,633,023	99.85	5,302,329	0.15	3,501,935,352	24,272,073

Notes:
*
Includes discretionary votes. In line with the notification issued to American Depositary Receipt (ADR) holders earlier this year, GSK did not instruct its ADR Depositary to vote any unvoted ADRs in respect of the resolutions for the 2019 AGM and GM

**	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.
***	Indicates Special Resolutions requiring a 75% majority.

The above poll results will shortly be available on the Company's website at www.gsk.com. In accordance with Listing Rule 9.6.2, a copy of the resolutions, other than those concerning ordinary business, will be submitted to the UK Listing Authority and will in due course be available for inspection at www.morningstar.co.uk/uk/NSM

Simon Dingemans did not stand for re-election as a Director and retired from the Board with effect from the conclusion of the AGM.

In accordance with section 430(2B) of the Companies Act 2006, GSK confirms that Simon Dingemans will receive payment of fees for service whilst a Director, but no other remuneration payment or payment for loss of office will be made in connection with his departure.

The following table provides further relevant information:

	GSK's Nineteenth AGM (2019)	GSK's Eighteenth AGM (2018)
Issued share capital (excluding Treasury Shares)	4,987,806,108	4,959,302,644
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	71.49%	78.76%
Total shareholder population	108,698	112,326
Total number of proxies lodged	6,635	6,931
% of shareholders who lodged proxies	6.10%	6.17%
Number of shareholders, corporate representatives and proxies who attended the AGM	241	415

V A Whyte
Company Secretary
8 May 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: May 08, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc